Exhibit 99.1

Media release

Rio Tinto approves initial funding for its first intelligent mine in the Pilbara

1 August 2018

Rio Tinto has approved $146 million of funding to undertake initial work at the Koodaideri iron ore project in Western Australia, ahead of a final investment decision expected by the end of the year.

The funds will be invested in detailed engineering work on key elements of the project, the development of a rail construction camp and the first stage of the Koodaideri accommodation camp.

Subject to final investment and government approvals, Koodaideri will be Rio Tinto’s first intelligent mine, incorporating the latest in high-tech advances in the industry and utilising an increased level of automation and robotics. It’s a large scale, low-cost, high-quality project, producing replacement tonnes and forming a new production hub for Rio Tinto in the Pilbara for decades to come.

If approved, construction is scheduled to begin in 2019 with first production expected in 2021. The mine would create over 2,000 jobs during construction and 600 permanent operational roles.

Rio Tinto Iron Ore chief executive Chris Salisbury said “This is an important step for our Koodaideri project which will be a significant leap forward for the global mining industry and Rio Tinto.

“We’ve been building mines in the Pilbara for over 50 years, and, subject to final approvals, Koodaideri will incorporate all of that knowledge to enable us to build the smartest, safest and most efficient mine we’ve ever constructed. The deployment of leading edge technology will deliver a step-change in both safety and productivity for our business.”

Notes for editors

Koodaideri is located about 110 kilometres from Newman in the Pilbara region of Western Australia.

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